SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate	by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate	by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On February 23, 2006, the Board of Directors of Korea Electric Power Corporation (“KEPCO”) passed resolutions on the following items.

1.	The 45th Annual General Meeting of Shareholders of KEPCO

Date and time	March 17, 2006, 10:00 a.m. (Seoul Time)

Place	167, Samseong-dong, Gangnam-gu, Seoul, Korea, Grand Hall at the head office of KEPCO

Report

1. General report on the business of KEPCO for the fiscal year ended December 31, 2005

2. Review report of the Board of Auditors on the proposed financial statements of KEPCO for the fiscal year ended December 31, 2005.

Agenda	Shareholder approval of the non-consolidated balance sheet, income statement and the proposed appropriation of retained earnings as of or for the fiscal year ended December 31, 2005, each prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP.

2.	Dividend Payment for fiscal year 2005 in comparison to fiscal year 2004

Fiscal year	2005	2004
Dividend per share	KRW1,150	KRW1,150
Aggregate dividend amount	KRW731,535,297,500	KRW724,155,601,450
Net income	KRW2,448,610,680,633	KRW2,880,769,535,920

*	All figures listed above are subject to change pending our audit by our independent public accountant KPMG Samjong Accounting Corp., and the approval at our general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kwang-Choong Kim
Name:	Kwang-Choong Kim
Title:	Treasurer

Date: February 24, 2006